                                                                EXHIBIT 99.1

                              FINANCIAL STATEMENTS

                                TARGET-CMI, INC.

                                 MARCH 31, 1996
                      WITH REPORT OF INDEPENDENT AUDITORS

                                TARGET-CMI, INC.

                              FINANCIAL STATEMENTS
                                 MARCH 31, 1996

                                    CONTENTS

Report of Independent Auditors..........................................................  1
Audited Financial Statements
  Balance Sheets........................................................................  2
  Statements of Income and Retained Earnings............................................  3
  Statements of Cash Flows..............................................................  4
  Notes to Financial Statements.........................................................  5

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Target-CMI, Inc.

     We have audited the accompanying balance sheets of Target-CMI, Inc. as of March 31, 1996 and 1995 and the related statements of income and retained earnings and cash flows for each of the two years in the period ended March 31, 1996. Our audits also included the financial statement schedule for the two years ended March 31, 1996. These financial statements and schedule are the responsibility of Target-CMI, Inc.'s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Target-CMI, Inc. as of March 31, 1996 and 1995 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 1996 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule for the two years ended March 31, 1996, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Tokyo, Japan
April 25, 1996

                                TARGET-CMI, INC.

                                 BALANCE SHEETS

                                                                              MARCH 31,
                                                                      -------------------------
                                                                         1996           1995
                                                                      ----------     ----------
                                                                         (Thousands of yen)
ASSETS
Current assets:
  Cash and cash equivalents.........................................  Y   29,917     Y  277,030
  Accounts and notes receivable (Note 2)............................   1,473,475        969,158
  Inventories.......................................................     385,690        329,670
  Deferred tax assets (Note 5)......................................      37,075         59,500
  Other current assets..............................................       2,910          1,279
                                                                      ----------     ----------
          Total current assets......................................   1,929,067      1,636,637
Property and equipment, net (Note 2)................................      12,174          4,023
Lease deposits (Note 7).............................................      43,996         33,257
Other assets........................................................      88,401         33,733
                                                                      ----------     ----------
          Total assets..............................................  Y2,073,638     Y1,707,650
                                                                      ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowing (Note 4).....................................  Y   10,000             --
  Accounts payable to Century Medical, Inc. (Note 7)................     922,782     Y  682,072
  Income taxes payable..............................................     162,008        296,792
  Accrued bonus payable.............................................     154,536        130,878
  Service fee and other payables to Century Medical, Inc. (Note
     7).............................................................      53,244             --
  Service fee and other payables to Target Therapeutics, Inc. (Note
     7).............................................................      54,412          6,000
  Accrued expenses and other current liabilities....................     119,897         61,648
                                                                      ----------     ----------
          Total current liabilities.................................   1,476,879      1,177,390
Deferred tax liability (Note 5).....................................      18,613             --
Stockholders' equity (Note 8):
  Common stock, par value Y50,000:
     Authorized -- 2,400 shares
     Issued and outstanding -- 600 shares...........................      30,000         30,000
  Legal reserve.....................................................       7,500             --
  Retained earnings.................................................     540,646        500,260
                                                                      ----------     ----------
          Total stockholders' equity................................     578,146        530,260
                                                                      ----------     ----------
          Total liabilities and stockholders' equity................  Y2,073,638     Y1,707,650
                                                                      ==========     ==========

                            See accompanying notes.

                                TARGET-CMI, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                   YEAR ENDED MARCH 31,
                                                         -----------------------------------------
                                                            1996           1995           1994
                                                         ----------     ----------     -----------
                                                                    (Thousands of yen) (Unaudited)
Product sales..........................................  Y4,801,956     Y3,697,597     Y 2,451,925
Costs and expenses (Note 7):
  Cost of sales........................................   3,124,973      2,208,629       1,499,191
  Selling, general and administrative expenses.........     972,887        793,833         647,302
                                                         ----------     ----------      ----------
          Total cost and expenses......................   4,097,860      3,002,462       2,146,493
                                                         ----------     ----------      ----------
Income from operations.................................     704,096        695,135         305,432
Other income (expenses):
  Interest income......................................         491          1,008           5,354
  Interest expense.....................................      (1,471)          (608)         (1,764)
  Other -- net.........................................          23         (1,835)            557
                                                         ----------     ----------      ----------
                                                               (957)        (1,435)          4,147
                                                         ----------     ----------      ----------
Income before income taxes.............................     703,139        693,700         309,579
Provision for income taxes (Note 5):
  Current..............................................     374,215        393,874         196,911
  Deferred.............................................      41,038        (25,721)        (29,354)
                                                         ----------     ----------      ----------
                                                            415,253        368,153         167,557
                                                         ----------     ----------      ----------
Net income.............................................     287,886        325,547         142,022
Retained earnings at beginning of year.................     500,260        174,713          32,691
Dividends paid (Note 8)................................    (240,000)            --              --
Legal reserve for dividends appropriated from
  retained earnings (Note 8)...........................      (7,500)            --              --
                                                         ----------     ----------      ----------
Retained earnings at end of year.......................  Y  540,646     Y  500,260     Y   174,713
                                                         ==========     ==========      ==========

                            See accompanying notes.

                                TARGET-CMI, INC.

                            STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED MARCH 31,
                                                          ---------------------------------------
                                                            1996          1995           1994
                                                          ---------     ---------     -----------
                                                                    (Thousands of yen)(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..............................................  Y 287,886     Y 325,547      Y 142,022
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation..........................................      3,288         1,670            233
  Disposal of fixed assets..............................      4,112            --             --
  Allowance for doubtful accounts.......................    (31,695)       20,625         38,162
  Change in operating assets and liabilities:
     Accounts and notes receivable......................   (472,622)     (331,157)      (263,755)
     Inventories........................................    (56,020)     (195,831)      (101,989)
     Deferred tax assets................................     22,425       (25,721)       (29,354)
     Other current assets...............................     (1,631)        3,679        (10,217)
     Accounts payable to Century Medical, Inc...........    240,710       261,375         57,211
     Income taxes payable...............................   (134,784)      121,598        135,167
     Accrued bonus payable..............................     23,658        52,272         50,358
     Service fees and payables to stockholders..........    101,656       (41,451)        47,451
     Deferred tax liabilities...........................     18,613            --             --
     Accrued expenses and other current liabilities.....     58,249        11,245         34,624
                                                          ---------     ---------      ---------
Net cash provided by operating activities...............     63,845       203,851         99,913
CASH FLOWS USED IN INVESTING ACTIVITIES
Loan made to shareholder................................         --            --        (30,000)
Short-term loan collected from shareholder..............         --        30,000             --
Capital expenditures....................................    (15,551)       (4,214)        (1,474)
Increase in lease deposits and other assets.............    (65,407)      (34,914)       (14,784)
                                                          ---------     ---------      ---------
Net cash used in investing activities...................    (80,958)       (9,128)       (46,528)
CASH FLOWS USED IN FINANCING ACTIVITIES
Dividends paid..........................................   (240,000)           --             --
Short-term borrowing....................................     10,000            --             --
                                                          ---------     ---------      ---------
Net cash used in financing activities...................   (230,000)           --             --
                                                          ---------     ---------      ---------
Net increase (decrease) in cash and cash equivalents....   (247,113)      194,723         53,655
Cash and cash equivalents, beginning of year............    277,030        82,307         28,652
                                                          ---------     ---------      ---------
Cash and cash equivalents, end of year..................  Y  29,917     Y 277,030      Y  82,307
                                                          =========     =========      =========

                            See accompanying notes.

                                TARGET-CMI, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     Target-CMI, Inc. (the "Company"), is a 50-50 joint venture of Target Therapeutics, Inc. (Target), based in Fremont, California, and Century Medical Inc. (CMI), based in Tokyo, Japan. The Company is engaged in marketing disposable medical devices used in minimally invasive procedures to treat vascular diseases of the brain associated with stroke and other diseases accessible through small vessels of the circulatory systems .

  Basis of Financial Statements

     The Company maintains its official accounting records and prepares its financial statements in Japanese yen. The books of account reflect accounting principles customarily followed by commercial enterprises in Japan; such accounting principles usually give recognition to the accounting methods required by Japanese income tax laws. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States and differ from those prepared for domestic purposes in Japan. Accordingly, the financial statements reflect certain adjustments which are not recorded in the official accounting records of the Company, and, of necessity, include some amounts that are based upon management judgments. Future actual results could differ from such estimates. The adjustments for fiscal years 1996, 1995 and 1994 relate to the recording of deferred income taxes and for fiscal year 1996 also reflects adjustments for the cash surrender value of life insurance contracts and certain accruals.

  Cash and Cash Equivalents

     For the purpose of the statement of cash flows, the Company considers deposits in banks and short-term investments with an original maturity of three months or less to be cash equivalents.

  Concentration of Credit Risk

     The Company sells its products primarily to distributors and hospitals throughout Japan. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses. Substantially all of the Company's cash and cash equivalents are maintained in accounts with two financial institutions.

  Income Taxes

     The Company computes and records income taxes currently payable based upon its determination of taxable income. Certain temporary differences exist between taxable income and income reported for financial statement purposes. For financial statement purposes only, deferred income taxes are provided for these temporary differences.

  Inventories

     Inventories which consist of finished goods are stated at the lower of cost or market. Cost is determined applying the weighted moving average method.

  Property and Equipment

     Property and equipment, which consists of furniture and equipment, are stated at cost, net of accumulated depreciation. Depreciation is provided using the declining-balance method over the estimated useful lives of the respective assets ranging from six to fifteen years.

  Revenue Recognition

     Product sales are recognized upon shipment.

2. BALANCE SHEET INFORMATION

                                                                    YEAR ENDED MARCH 31,
                                                                  -------------------------
                                                                     1996           1995
                                                                  ----------     ----------
                                                                     (Thousands of yen)
    Accounts and notes receivable:
      Trade accounts receivable.................................   Y 780,928      Y 470,982
      Trade notes receivable....................................     726,713        564,037
                                                                  ----------     ----------
                                                                   1,507,641      1,035,019
    Less allowance for doubtful accounts........................     (34,166)       (65,861)
                                                                  ----------     ----------
                                                                  Y1,473,475      Y 969,158
                                                                  ==========     ==========
    Property and equipment......................................  Y   16,387     Y    6,118
    Less accumulated depreciation...............................      (4,213)        (2,095)
                                                                  ----------     ----------
                                                                  Y   12,174     Y    4,023
                                                                  ==========     ==========

3. FINANCIAL INSTRUMENTS

     Cash, cash equivalents and short-term borrowings are financial instruments and their carrying value in the balance sheet approximates their fair value.

4. COMMITMENTS

     The Company maintains a bank overdraft line of credit of Y600 million. Borrowings under the line of credit bear interest at the bank's short-term prime rate (1.625 percent at March 31, 1996) and are unsecured. The outstanding balance under the line as of March 31, 1996 was Y10,000 thousand.

     The Company leases its facilities and certain equipment under noncancellable leases which contain renewal options. The future minimum lease commitments by fiscal year as of March 31, 1996 are as follows:

                                                              (Thousands of yen)
                1997........................................        Y65,280
                1998........................................         21,321
                1999........................................          6,919
                2000........................................          1,307
                2001........................................             --
                Thereafter..................................             --
                                                                   --------
                                                                    Y94,827
                                                                   ========

     The following schedule shows rental expense for all leases:

                                                             YEAR ENDED MARCH 31,
                                                      -----------------------------------
                                                       1996        1995          1994
                                                      -------     -------     -----------
                                                                              (Unaudited)
                                                              (Thousands of yen)
        Rent expense................................  Y75,476     Y56,772       Y37,011
                                                      =======     =======       =======

5. INCOME TAXES

     The Company follows the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" in calculating income taxes payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes.

     The Company's provision for income taxes for the years ended March 31, 1996, 1995 and 1994 consists of the following:

                                                            YEAR ENDED MARCH 31,
                                                    -------------------------------------
                                                      1996         1995          1994
                                                    --------     --------     -----------
                                                                              (Unaudited)
                                                             (Thousands of yen)
        Current:
          National tax............................  Y250,585     Y255,138      Y 127,510
          Inhabitant and Enterprise tax...........   123,630      138,736         69,401
                                                    --------     --------       --------
                  Total current...................   374,215      393,874        196,911
        Deferred:
          National tax............................    21,314      (12,043)       (14,685)
          Inhabitant and Enterprise tax...........    19,724      (13,678)       (14,669)
                                                    --------     --------       --------
                  Total deferred..................    41,038      (25,721)       (29,354)
                                                    --------     --------       --------
                  Total provision.................  Y415,253     Y368,153      Y 167,557
                                                    ========     ========       ========

     The provision for income taxes for the years ended March 31, 1996, 1995, and 1994 differ from amounts computed by applying the statutory income tax rate to income before taxes. The reconciliation between the statutory tax rate and the effective tax rate is as follows:

                                                                YEAR ENDED MARCH 31,
                                                            -----------------------------
                                                            1996     1995        1994
                                                            ----     ----     -----------
                                                                              (Unaudited)
        Statutory tax rate................................  51.4%    51.4%        51.4%
        Nondeductible expenses............................   6.3       --           --
        Special tax.......................................    --       --          1.0
        Entertainment expense.............................   0.8      0.5          0.2
        Directors' bonus..................................   0.6      1.9          0.3
        Other.............................................    --     (0.7)         1.2
                                                            ----     ----
                                                               -        -
                                                                                ---- -
        Effective tax rate................................  59.1%    53.1%        54.1%
                                                            =====    =====       =====

     The Company's deferred tax assets and liabilities as of March 31, 1996 and 1995 are as follows:

                                                                    YEAR ENDED MARCH
                                                                           31,
                                                                   -------------------
                                                                    1996        1995
                                                                   -------     -------
                                                                   (Thousands of yen)
        Deferred tax assets:
          Allowance for doubtful accounts........................  Y 7,710     Y26,728
          Enterprise tax.........................................   13,044      32,772
          Accrued expense........................................   16,321          --
                                                                   -------     -------
                  Total deferred tax assets......................  Y37,075     Y59,500
                                                                   =======     =======
        Deferred tax liability:
          Cash surrender value of life insurance.................  Y(18,613)   Y    --
                                                                   =======     =======

6. SUPPLEMENTAL CASH FLOW INFORMATION

                                                            YEAR ENDED MARCH 31,
                                                    -------------------------------------
                                                      1996         1995          1994
                                                    --------     --------     -----------
                                                                              (Unaudited)
                                                             (Thousands of yen)
        Interest paid.............................  Y  1,471     Y    608       Y 1,764
                                                    ========     ========       =======
        Income taxes paid.........................  Y508,999     Y272,276       Y21,717
                                                    ========     ========       =======

7. RELATED PARTY TRANSACTIONS

     The Company purchases substantially all of its inventory from CMI, which imports the products from Target. Purchases from CMI amounted to Y3,093,366 thousand in 1996, Y2,338,807 thousand in 1995 and Y1,528,575 thousand in 1994 (unaudited).

     The Company subleases office space from CMI. Office rental expense paid to CMI was Y6,645 thousand in 1996, Y7,239 thousand in 1995 and Y22,048 thousand in 1994 (unaudited).

     In fiscal year 1996, the Company paid lease deposits amounting to Y6,116 thousand for sales office space it continues to sublease from CMI. The Company also leases equipment from Century Leasing Co. which is 23.5% owned by Itochu Corporation, the parent company of CMI. Equipment lease expense paid to Century Leasing Co. was Y35,562 thousand in 1996, Y22,049 thousand in 1995, and Y14,858 thousand in 1994 (unaudited).

     Service fees charged by Target and CMI for various consulting and assistance services rendered were Y50,000 thousand each for a total of Y100,000 thousand in fiscal 1996. Amounts were Y31,321 thousand and Y15,000 thousand, respectively, in 1995 and Y47,451 thousand and Y75,000 thousand, respectively, in 1994 (unaudited).

     Dividends paid in fiscal year 1996 to Target Therapeutics and CMI amounted to Y120,000 thousand each.

8. STOCKHOLDERS' EQUITY

     Under the Japanese Commercial Code, amounts equal to at least 10% of cash dividends and other cash appropriations of retained earnings must be set aside as a legal reserve until the reserve equals 25% of common stock. This reserve is not available for dividends, but may be used to reduce a deficit by resolution of the stockholders or may be capitalized by resolution of the Board of Directors.

     The amount of retained earnings available for dividends under the Japanese Commercial Code is based on the amount recorded in the Company's books maintained in accordance with Japanese accounting practices. Therefore, the maximum amount of retained earnings of the Company available for cash dividends, subject to the stockholders' approval, was Y561,723 thousand at March 31, 1996.

                                TARGET-CMI, INC.

                                  SCHEDULE OF
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                                                 CHARGED TO
                                                   BEGINNING     COSTS AND                     ENDING
                                                    BALANCE       EXPENSES      DEDUCTIONS     BALANCE
                                                   ---------     ----------     ----------     -------
                                                                   (Thousands of yen)
Allowance for doubtful accounts:
  Year ended March 31, 1996......................   Y65,861             --       Y 31,695      Y34,166
                                                    =======       ========       ========      =======
  Year ended March 31, 1995......................   Y45,236       Y 20,625             --      Y65,861
                                                    =======       ========       ========      =======
  Year ended March 31, 1994 (unaudited)..........   Y 7,074       Y 38,162             --      Y45,236
                                                    =======       ========       ========      =======